# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OLD NATIONAL BANCORP /IN/, CIK 0000707179
CUSIP: 680033107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: ONE MAIN ST, EVANSVILLE, Indiana (IN), 47708
Date of event which requires filing of this statement: 05/01/2025
Filed by CIK 0002064726
Persons authorized to receive notices and communications: Daniel C. Reardon, Otto Bremer Trust, 30 E 7th Street, Suite 2900, St. Paul, Minnesota (MN), 55101, (651) 227-8036; C. Michelle Chen, Sullivan & Cromwell LLP, 1700 New York Ave NW, Suite 700, Washington, District Of Columbia (DC), 20006, (202) 956-7500

## Reporting persons
- Otto Bremer Trust (CIK 0002064726): type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 43,137,330; shared voting power 0; sole dispositive power 43,137,330; shared dispositive power 0; aggregate amount beneficially owned 43,137,330 (11.7% of the class)
  Comment: For Rows 7, 9, 11 and 13, see Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: OLD NATIONAL BANCORP /IN/
Address of issuer's principal executive offices: ONE MAIN ST, EVANSVILLE, Indiana (IN), 47708

## Item 2. Identity and Background
Name of person filing: Otto Bremer Trust (the "Reporting Person")
Residence or business address: 30 E 7 Street, Suite 2900, St. Paul, Minnesota 55101
Present principal occupation or employment: The Reporting Person is a private charitable trust established in 1944 by its founder Otto Bremer. The Reporting Person is governed by a trust instrument, dated May 22, 1944 (the "Trust Instrument"). The Reporting Person works to combine finance and philanthropy in service of the community. The Reporting Person has no named beneficiaries but the Trust Instrument expressly identifies examples of specific charities and charitable purposes which Otto Bremer desired to fund, including relieving poverty, promoting citizenship, supporting education, advancing religion, and promoting public health, in each case for beneficiaries that are persons, institutions, corporations and municipalities, states or sub-divisions who are residents of or have their situs in the States of Minnesota, Wisconsin, North Dakota or Montana.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is governed by the Trust Instrument, which is construed and enforced under the laws of the State of Minnesota.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 5 and 6 of this Statement is hereby incorporated by reference into this Item 3.

On May 1, 2025, pursuant to the Agreement and Plan of Merger, dated November 25, 2024 (the "Merger Agreement"), by and among the Issuer, Bremer Financial Corporation, a Minnesota corporation ("Bremer"), and ONB Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), Merger Sub merged with and into Bremer (the "First Step Merger"), with Bremer surviving the First Step Merger as a wholly owned subsidiary of the Issuer, and immediately following the First Step Merger, and as part of a single, integrated transaction, Bremer merged with and into the Issuer (the "Second Step Merger"), with the Issuer as the surviving entity (the "Second Step Merger" and, together with the First Step Merger, the "Mergers").

In connection with the completion of the First Step Merger, the Reporting Person received, in exchange for its 240,000 shares of the Class A common stock of Bremer and its 10,075,000 shares of the Class B common stock of Bremer, 43,137,330 shares of the Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; various laws and regulations applicable to the Issuer and its affiliates or the Reporting Person; terms of the Investor Agreement (defined in Item 6 below); general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investor Agreement, including the transfer and other restrictions therein, applicable bank regulatory limitations and securities laws, and other considerations, the Reporting Person may, at any time and from time to time, take actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, subject to the Investor Agreement, the Reporting Person may, at any time and from time to time, acquire additional shares of the Common Stock in the open market or otherwise, dispose of any or all of the shares of its Common Stock in the open market or otherwise, or engage in any hedging or similar transactions with respect to the Common Stock, or may continue to hold the shares of the Common Stock. In addition, to the extent permitted under the Investor Agreement and applicable laws, the Reporting Person may propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with management of the Issuer, the board of directors of the Issuer (the "Issuer Board"), other shareholders of the Issuer and other relevant parties.

As further described in Item 6 below, pursuant to the Investor Agreement, Daniel C. Reardon, a Co-CEO and Trustee of the Reporting Person, was appointed to the Issuer Board effective as of May 1, 2025 (such person, the "Director Designee") and will serve in accordance with the corporate governance guidelines and standards applicable to all directors of the Issuer. Subject to the terms of the Investor Agreement, including those relating to regulatory matters, the Director Designee may influence the corporate activities of the Issuer, including activities that may relate to transactions or other matters described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, the Reporting Person may indirectly have such influence through the Director Designee that it has designated.

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 6 of this Statement and the cover page of this Statement is hereby incorporated by reference into this Item 5.

As of the date of this Statement, the Reporting Person beneficially owns 43,137,330 shares of the Common Stock, constituting approximately 11.66% of the outstanding shares of the Common Stock. This percentage is based on 369,929,347.83 shares of the Common Stock outstanding as of May 1, 2025 after giving effect to the consummation of the Mergers.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person is the beneficial owner, and has the sole power to vote and direct the disposition, of 43,137,330 shares of the Common Stock. The Reporting Person does not have any rights to purchase additional shares of the Common Stock.

The Trust has three Co-CEOs and trustees (the "Trustees"). Any action by the Reporting Person with respect to its shares of Common Stock may be taken only by majority vote of the Trustees and, therefore, no Trustee individually has voting or dispositive power with respect to the shares.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Statement, the Reporting Person has not effected any transactions in any shares of the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with the Merger Agreement, on November 25, 2024, the Issuer and the Trustees entered into an investor agreement (the "Investor Agreement"), which became effective as of the effective time of the First Step Merger (the "Effective Time").

Certain Restrictions on Transfer of Shares. Under the Investor Agreement, subject to certain exceptions, the Trustees agreed not to transfer any shares of the Common Stock acquired in the First Step Merger during the 180-day period beginning at the Effective Time (the "Initial Lock-Up Period"). Thereafter, subject to certain customary exceptions, for an additional 180-day period (the "Extended Lock-Up Period" and together with the Initial Lock-Up Period, the "Lock-Up Period"), the Trustees may not transfer any shares of the Common Stock acquired in the First Step Merger in an amount in excess of 12.5% of the total number of shares of such Common Stock acquired in the First Step Merger in each of the consecutive 90-day periods. During the Lock-Up Period, the Trustees may request that the Issuer purchase the Common Stock held by the Trust on mutually agreed terms, but the Issuer will have no obligation to purchase the Trust's shares of the Common Stock. In addition, until such time as the Reporting Person beneficially owns less than 1% of the outstanding shares of the Common Stock and, subject to certain exceptions, (i) if the Issuer determines to repurchase shares of the Common Stock either on the open market or in privately negotiated transactions or through accelerated share repurchase programs, the Issuer will first offer to repurchase such shares of the Common Stock from the Trustees, and (ii) following the Lock-Up Period, if the Trustees determine to sell any shares of the Common Stock either on the open market or in privately negotiated transactions, the Trustees will first offer to sell such shares of the Common Stock to the Issuer. In each case of (i) and (ii), the party that receives any offer must respond to the offer as promptly as reasonably practicable but will have no obligation to accept the offer.

Director Appointment. The Investor Agreement provides that, effective as of the Effective Time, the Issuer Board will be increased by one director and one of the Trustees serving as a trustee of the Trust immediately prior to the Effective Time (such person to be determined by the Trustees in their sole discretion) will be appointed to the Issuer Board and will serve in accordance with the corporate governance guidelines and standards applicable to all directors of the Issuer. Pursuant to the Investor Agreement, Daniel C. Reardon, a Co-CEO and Trustee of the Reporting Person, was appointed to the Issuer Board effective as of May 1, 2025 and will serve in accordance with the corporate governance guidelines and standards applicable to all directors of the Issuer.

Registration Rights. The Investor Agreement provides that the Trustees are entitled to certain customary demand registration, shelf takedown and piggyback registration rights with respect to their shares of the Common Stock acquired in the First Step Merger that are Registrable Securities (as defined in the Investor Agreement), subject to customary limitations. The registration rights provisions will terminate when the Trustees, in the aggregate, own less than 10% of the outstanding shares of the Common Stock.

Regulatory Matters. The Investor Agreement provides that the Issuer and the Trustees shall, and shall cause each of its and their affiliates to, cooperate with each other and use reasonable best efforts to seek to ensure that no effect, event or circumstance occurs resulting in (i) the Trustees or any of their affiliates (a) directly or indirectly having "control" of the Issuer or Old National Bank for purposes of the Bank Holding Company Act of 1956, as amended, and the regulations and guidance thereunder (the "BHC Act"), (b) becoming subject to any filing or notice requirements under the BHC Act or the Change in Bank Control Act of 1978, as amended, and the regulations and guidance thereunder, as a result of their ownership of securities of the Issuer or Old National Bank, (c) becoming subject to any requirement to serve as a source of financial strength to the Issuer or Old National Bank, or (ii) the Trust having "excess business holdings", as such term is defined in Section 4943 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. If any such effect, event or circumstance shall occur, the Issuer and the Trustees shall, and shall cause each of its or their affiliates to, cooperate to take such action as are mutually agreeable to cure any such effect.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit A to this Statement and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Investor Agreement, dated as of November 25, 2024, by and among Old National Bancorp, and Caroline S. Johnson, Francis M. Miley, and Daniel C. Reardon (incorporated by reference from Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on November 25, 2024).

## Signatures
- Otto Bremer Trust: /s/ Daniel C. Reardon, Daniel C. Reardon, Co-CEO and Trustee (05/07/2025)